UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

TEXAS PACIFIC LAND TRUST

(Name of Issuer)

Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each

(Title of Class of Securities)

882610108

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108	13D/A	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 163,772
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 163,772
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 2,146,475 Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each, outstanding as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2006.

CUSIP No. 882610108	13D/A	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 163,772
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 163,772
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 163,772
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 163,772
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 5 of 11 pages

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D as filed on October 24, 2005 and amended on January 20, 2006, February 2, 2006, June 13, 2006, August 17, 2006 October 9, 2006 and November 1, 2006 (the “Schedule 13D”), with respect to the sub-share certificates in certificates of proprietary interest, par value $0.16 2/3 each (the “Shares”), of Texas Pacific Land Trust (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $19,614,317.05. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities and Exchange Act of 1934. The Reporting Persons have previously filed a Schedule 13G on January 6, 2005 to report the acquisition of the Shares. On October 24, 2005, the Reporting Persons sent a letter to the General Agent of the Issuer (the “October 24th Letter”). A copy of the October 24th Letter is attached to the Schedule 13D as Exhibit C and is incorporated herein by reference. On August 17, 2006, the Reporting Persons sent a letter to the General Agent of the Issuer (the “August 17th Letter”). A copy of the August 17th Letter is attached hereto as Exhibit D and is incorporated herein by reference. In addition, on August 17, 2006, the Reporting Persons issued a press release related to the August 17th Letter, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference. On October 31, 2006, the Reporting Persons sent a letter to the General Agent of the Issuer (the “October 31st Letter”). A copy of the October 31st Letter is attached to the Schedule 13D as Exhibit F and is incorporated herein by reference. In addition, on October 31, 2006, the Reporting Persons issued a press release related to the October 31st Letter, a copy of which is attached to the Schedule 13D as Exhibit G and is incorporated herein by reference. On November 15, 2006, the Reporting Persons sent a letter to the General Agent of the Issuer (the “November 15th Letter”). A copy of the November 15th Letter is attached hereto as Exhibit H and is incorporated herein by reference. In addition, on November 15, 2006, the Reporting Persons issued a press release related to the November 15th Letter, a copy of which is attached hereto as Exhibit I and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercreek SAV LLC and GPC LXV, LLC owned beneficially 86,017; 58,427; 4,332; and 14,996 Shares, respectively, representing approximately 4.0%; 2.7%; 0.2%; and 0.7% respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 163,772 Shares, constituting 7.6% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 163,772 Shares, constituting 7.6% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 163,772 Shares, constituting 7.6% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 882610108	13D/A	Page 6 of 11 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Schedule of Transactions in Shares of the Issuer
Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*
Exhibit C	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit D	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006**
Exhibit E	Press Release, dated August 17, 2006**
Exhibit F	Letter to the General Agent of Texas Pacific Land Trust, dated October 31, 2006***
Exhibit G	Press Release, dated October 31, 2006***
Exhibit H	Letter to the General Agent of Texas Pacific Land Trust, dated November 15, 2006.
Exhibit I	Press Release, dated November 15, 2006.

* Previously filed with the Schedule 13D on October 24, 2005.

** Previously filed with the Schedule 13D/A on August 17, 2006.

*** Previously filed with the Schedule 13D/A on November 1, 2006.

CUSIP No. 882610108	13D/A	Page 7 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: November 16, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV
Signature

/s/ David R. Jarvis
Signature

CUSIP No. 882610108	13D/A	Page 8 of 11 pages

EXHIBIT INDEX

Exhibit A	Schedule of Transactions in Shares of the Issuer
Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*
Exhibit C	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit D	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006**
Exhibit E	Press Release, dated August 17, 2006**
Exhibit F	Letter to the General Agent of Texas Pacific Land Trust, dated October 31, 2006***
Exhibit G	Press Release, dated October 31, 2006***
Exhibit H	Letter to the General Agent of Texas Pacific Land Trust, dated November 15, 2006.
Exhibit I	Press Release, dated November 15, 2006.

* Previously filed with the Schedule 13D on October 24, 2005.

** Previously filed with the Schedule 13D/A on August 17, 2006.

*** Previously filed with the Schedule 13D/A on November 1, 2006.

CUSIP No. 882610108	13D/A	Page 9 of 11 pages

Exhibit A

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/05/2006	700.00	168.454
09/06/2006	500.00	166.010
09/08/2006	366.00	161.210
09/14/2006	500.00	159.010
09/22/2006	600.00	153.064
09/27/2006	100.00	157.260
09/29/2006	1,736.00	162.003
10/03/2006	3,367.00	156.691
10/03/2006	900.00	156.843
10/09/2006	200.00	154.510
10/10/2006	300.00	156.677
10/11/2006	672.00	156.110
10/12/2006	1,212.00	156.307
10/12/2006	1,212.00	156.307
10/16/2006	3,951.00	155.959
10/16/2006	237.00	155.173
10/19/2006	1,000.00	154.010
10/23/2006	300.00	152.885
10/25/2006	310.00	155.110
10/27/2006	1,058.00	157.217
10/30/2006	100.00	163.410
10/30/2006	100.00	163.410
10/31/2006	800.00	162.732
11/02/2006	(984.00)	155.777
11/15/2006	431.00	171.990

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/25/2006	300.00	156.010
10/16/2006	4,793.00	155.959
10/16/2006	288.00	155.173
10/27/2006	877.00	157.217
10/30/2006	100.00	163.410
10/30/2006	100.00	163.410
10/31/2006	1,000.00	162.732
11/02/2006	300.00	156.110
11/03/2006	200.00	157.010
11/08/2006	300.00	160.677
11/15/2006	569.00	171.990

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/01/2006	(100.00)	169.985
09/05/2006	(100.00)	170.975
09/12/2006	(1,300.00)	155.489
10/03/2006	(2,284.00)	156.091

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/05/2006	(900.00)	168.940
09/05/2006	(200.00)	170.985
10/03/2006	(1,772.00)	156.091

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/01/2006	1,400.00	170.571
09/05/2006	100.00	168.454
09/08/2006	134.00	161.210
09/22/2006	200.00	153.064
09/29/2006	464.00	162.003
10/02/2006	1,200.00	159.592
10/03/2006	800.00	156.691
10/03/2006	200.00	156.843
10/11/2006	174.00	156.110
10/12/2006	211.00	156.307
10/12/2006	211.00	156.307
10/16/2006	684.00	155.959
10/16/2006	41.00	155.173
10/23/2006	100.00	152.885
10/25/2006	190.00	155.110
10/27/2006	198.00	157.217

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/03/2006	600.00	156.691
10/03/2006	100.00	156.843
10/09/2006	100.00	154.510
10/11/2006	154.00	156.110
10/12/2006	177.00	156.307
10/12/2006	177.00	156.307
10/16/2006	572.00	155.959
10/16/2006	34.00	155.173
10/18/2006	300.00	152.990
10/27/2006	(300.00)	163.005

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

CUSIP No. 882610108	13D/A	Page 10 of 11 pages

Exhibit H

MERCURY REAL ESTATE ADVISORS LLC

Three River Road

Greenwich, Connecticut 06807

November 15, 2006

Texas Pacific Land Trust

Attn: Roy Thomas, General Agent

1700 Pacific Avenue

Suite 1670

Dallas, TX 75201

Dear Mr. Thomas:

Thank you for your response dated November 2, 2006 to our letter dated October 31, 2006. Let us reiterate that we applaud your successful efforts in managing Texas Pacific Land Trust (the “Trust”). As you are aware, our primary area of concern relates to capital allocation and the timing and nature of distributions of profits to shareholders. The Trust has the very fortunate problem of generating considerable cash through its operations, land sales and the ongoing receipt of principal and interest on the land loan notes receivable, with virtually no need to reinvest such capital in the business. Due to this situation, we continue to urge you to return more of the profits more quickly to shareholders through a combination of special dividends, enhanced regular dividends and a more aggressive share buyback. We were initially pleased to see the announcement yesterday that you had declared a special dividend, only to be disappointed when we saw the distribution represented less than one-third (1/3rd) of the cash available for distribution on the balance sheet.

We are appreciative of the increase in the regular dividend in each of the last three years as well as the special dividend of $1.75 per share paid two years ago and the $2.10 special dividend announced yesterday. Moreover, we are aware of the securities law limitations in buying back as many of the shares as you might want. However, each quarter the already substantial amount of cash on the balance sheet grows larger and larger, earning unacceptable money market rates of return. Specifically, as reported in the Trust’s Quarterly Report on Form 10-Q filed on November 8, 2006, liquid temporary cash investments totaled $14.0 million, a significant increase from $12.1 million as of June 30, 2006 and $9.4 million at December 31, 2005. The Trust earned nearly $3.0 million in the third quarter of 2006 and just under $7.8 million for the first nine months of 2006. The Trust also receives approximately $1.5 million from interest and scheduled principal repayments of the notes receivable (not including principal prepayments) on a regular annual basis. Consequently, despite the regular dividend, special dividends and stock buybacks, your cash balance is still growing consistently and dramatically without a corresponding business justification.

It is simply unacceptable to leave this much cash lying essentially dormant on the balance sheet when there is no corporate use for it. We strongly urge you to (i) immediately pay an additional $3.00 to $4.00 per share special dividend before year-end (ii) increase the quarterly dividend to $1.00 per share, and (iii) redouble your share repurchase efforts.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 882610108	13D/A	Page 11 of 11 pages

Exhibit I

FOR IMMEDIATE RELEASE

MERCURY DEMANDS ADDITIONAL

SPECIAL CASH DISTRIBUTION AND

DIVIDEND INCREASE

GREENWICH, CT, November 15, 2006 — Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Roy Thomas, Texas Pacific Land Trust’s (NYSE: TPL) General Agent.

MERCURY REAL ESTATE ADVISORS LLC

Three River Road

Greenwich, Connecticut 06807

November 15, 2006

Texas Pacific Land Trust

Attn: Roy Thomas, General Agent

1700 Pacific Avenue

Suite 1670

Dallas, TX 75201

Dear Mr. Thomas:

Thank you for your response dated November 2, 2006 to our letter dated October 31, 2006. Let us reiterate that we applaud your successful efforts in managing Texas Pacific Land Trust (the “Trust”). As you are aware, our primary area of concern relates to capital allocation and the timing and nature of distributions of profits to shareholders. The Trust has the very fortunate problem of generating considerable cash through its operations, land sales and the ongoing receipt of principal and interest on the land loan notes receivable, with virtually no need to reinvest such capital in the business. Due to this situation, we continue to urge you to return more of the profits more quickly to shareholders through a combination of special dividends, enhanced regular dividends and a more aggressive share buyback. We were initially pleased to see the announcement yesterday that you had declared a special dividend, only to be disappointed when we saw the distribution represented less than one-third (1/3rd) of the cash available for distribution on the balance sheet.

We are appreciative of the increase in the regular dividend in each of the last three years as well as the special dividend of $1.75 per share paid two years ago and the $2.10 special dividend announced yesterday. Moreover, we are aware of the securities law limitations in buying back as many of the shares as you might want. However, each quarter the already substantial amount of cash on the balance sheet grows larger and larger, earning unacceptable money market rates of return. Specifically, as reported in the Trust’s Quarterly Report on Form 10-Q filed on November 8, 2006, liquid temporary cash investments totaled $14.0 million, a significant increase from $12.1 million as of June 30, 2006 and $9.4 million at December 31, 2005. The Trust earned nearly $3.0 million in the third quarter of 2006 and just under $7.8 million for the first nine months of 2006. The Trust also receives approximately $1.5 million from interest and scheduled principal repayments of the notes receivable (not including principal prepayments) on a regular annual basis. Consequently, despite the regular dividend, special dividends and stock buybacks, your cash balance is still growing consistently and dramatically without a corresponding business justification.

It is simply unacceptable to leave this much cash lying essentially dormant on the balance sheet when there is no corporate use for it. We strongly urge you to (i) immediately pay an additional $3.00 to $4.00 per share special dividend before year-end (ii) increase the quarterly dividend to $1.00 per share, and (iii) redouble your share repurchase efforts.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President